Filed by The Charles Schwab Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934

Subject Company: optionsXpress Holdings, Inc.

Commission File No.: 001-32419

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements include statements that refer to expectations, projections or other characterizations of future events or circumstances and are identified by words such as “believe,” “anticipate,” “expect,” “estimate,” “intend,” “plan,” “will,” “may,” “aim,” “target,” “could,” “should,” “continue,” “build,” “improve,” “growth,” “increase”, and other similar expressions. These forward-looking statements relate to the business combination transaction involving The Charles Schwab Corporation (“Schwab”) and optionsXpress Holdings, Inc. (“optionsXpress”), including expected synergies; timing of closing; client and stockholder benefits; management; accretion; growth; client retention; and merger-related charges which reflect management’s beliefs, objectives and expectations as of the date hereof. Achievement of the expressed beliefs, objectives and expectations is subject to risks and uncertainties that could cause actual results to differ materially from those beliefs, objectives or expectations. Important transaction-related factors that may cause such differences include, but are not limited to, the risk that expected revenue, expense and other synergies from the transaction may not be fully realized or may take longer to realize than expected; the parties are unable to successfully implement their integration strategies; failure of the parties to satisfy the closing conditions in the merger agreement in a timely manner or at all, including regulatory approvals; failure of the optionsXpress stockholders to approve the merger; and disruptions to the parties’ businesses as a result of the announcement and pendency of the merger. Other important factors include general market conditions, including the level of interest rates, equity valuations and trading activity; the parties’ ability to attract and retain clients and grow client assets/relationships; competitive pressures on rates and fees; the level of client assets, including cash balances; the impact of changes in market conditions on money market fund fee waivers, revenues, expenses and pre-tax margins; capital needs; the parties’ ability to develop and launch new products, services and capabilities in a timely and successful manner; the effect of adverse developments in litigation or regulatory matters; any adverse impact of financial reform legislation and related regulations; and other factors set forth in Schwab’s and optionsXpress’ Annual Reports on Form 10-K for the fiscal year ended December 31, 2010. Schwab and optionsXpress disclaim any obligation and do not intend to update or revise any forward-looking statements.

In connection with the proposed transaction, Schwab will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a proxy statement/prospectus for the stockholders of optionsXpress. optionsXpress will mail the final proxy statement/prospectus to its stockholders. Investors and security holders are urged to read the proxy statement/prospectus regarding the proposed transaction and other relevant documents filed with the SEC when they become available because they will contain important information. Copies of all documents filed with the SEC regarding the proposed transaction may be obtained, free of charge, at the SEC’s website (http://www.sec.gov). These documents, when available, may also be obtained, free of charge, from Schwab’s website, www.aboutschwab.com/investor, under the tab “Financials and SEC Filings” or from optionsXpress’ website, www.optionsXpress.com/investor, under the item “SEC Filings”.

Schwab, optionsXpress and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from the optionsXpress stockholders in respect of the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed to be participants in the solicitation of the stockholders of optionsXpress in connection with the proposed transaction will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information about Schwab’s executive officers and directors is available in Schwab’s Annual Report on Form 10-K filed with the SEC on February 25, 2011 and Schwab’s definitive proxy statement filed with the SEC on March 30, 2010. Information about optionsXpress’ executive officers and directors is available in optionsXpress’ definitive proxy statement filed with the SEC on April 15, 2010. You can obtain free copies of these documents from Schwab and optionsXpress using the contact information above.

The following is a transcript of the joint investor call held by Schwab and optionsXpress on March 21, 2011.

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JOE MARTINETTO: Good morning, everyone. This is Joe Martinetto, the CFO of Charles Schwab. With me here in San Francisco is Walt Bettinger, the CEO of Charles Schwab, and joining us on the phone from Chicago is David Fisher, the CEO of optionsXpress. Thank you, all, for joining us today. We’re here to talk about an exciting business combination in financial services. By now, as you’re aware, we’ve announced that Schwab is acquiring optionsXpress.

Before we move on into the transaction, let’s just spend a minute on the forward-looking statements here. As you know, we have some comments embedded in the presentation that do imply forward-looking statements. We will ask over time to the extent that things change that you stay in touch with the company regarding our disclosures, and we will try to be in our disclosures to keep you aware of any material changes in those statements moving forward.

So moving on into the transaction here, as you’re going to hear in this call, we think this is a combination that creates some compelling benefits to the clients of both Schwab and optionsXpress. This is one of those transactions where the whole is clearly greater than the sum of the parts. It unites complementary trading platforms of equities, options, and futures. It also combines a broad range of investment products and services with trading tools, analytics, and education for the benefit of all of our investors. We expect these benefits to drive enhanced growth and profitability for our shareholders going forward.

Moving on into the transaction, the deal is structured as a fixed exchange ratio, so 1.02 shares of Schwab for every share of optionsXpress. At Friday’s closing price, that implies the valuation of about a billion dollars. We’re targeting this to close in the third quarter, and we do need various regulatory approvals, as well as the approval of the optionsXpress shareholders. As part of the transaction, James Gray, the Chairman and Founder of optionsXpress has entered into a voting agreement in favor of the transaction for the shares he owns or controls, which totals about 23% of the outstanding optionsXpress shares. The deal is also subject to customary closing conditions, and from a valuation perspective the purchase price

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implies a valuation multiple of 10 times 2011 EBITDA and 8.6 times 2012, based on consensus estimates. We expect the transaction to be accretive in the first full year, including the impact of synergies we expect to derive from the deal, and on a fully phased-in basis, we expect to recognize about $80 million of synergies, and we’ll go into some more detail about those synergies a little later in the call.

But right now, I’d like to invite Walt to share his thoughts on the transaction and the benefits to our clients.

WALT BETTINGER: Thank you, Joe. Thanks to everyone who has joined us this morning. It’s an exciting day, as we take another step in fulfilling our Retail strategy of offering best in class trading and investing capabilities to our millions of clients.

Before I get into the strategic motivations behind this transaction, I’d like to take just a moment and level-set everyone on the clear growth opportunities inherent in options, futures, and retail FX trading. The charts on the slide that you see illustrate the significant growth in all three of these areas over approximately the past decade. Self-directed retail investors, as well as the professional advisors who often assist them in the management of their assets are increasingly relying on the use of derivative trading as a tool to optimize both income and returns, while at the same time managing risk. While it’s already a significant market, we think that this is a segment that has continuing growth opportunity, and our existing Schwab clients are, frankly, no different. In fact, Schwab clients who trade options could, in many ways, be referred to as our most economically-valuable clients. As you can see here on the slide, these clients, on average, have three times the assets of a typical Schwab client, six times the trading activity, two times the utilization of banking products, and also are significant investors in products like our OneSource Mutual Fund program.

Early last month at our semiannual Analyst Conference, we spoke with you about our five operating priorities—diversified acquisition, win-win monetization, long-term retention, expense discipline, and effective capital management. We think this acquisition fits perfectly inside the two core

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client strategies of win-win monetization and long-term retention. From a retention standpoint, by joining forces with optionsXpress we will significantly improve the quality of our trading platform and capabilities for our option clients. And from a monetization standpoint optionsXpress’ award-winning capabilities are going to further our Retail strategy of building and maintaining best-in-class platforms, tools, and education capabilities for our active investor population. As you can see on the bottom on the slide, based on fourth quarter 2010 DARTs, the addition of optionsXpress’ 18,000 retail DARTs to Schwab’s 27,000 options DARTs is going to increase our market share by approximately 70%.

When we studied this acquisition opportunity through the eyes of our clients it simply made sense. The general investor population is looking for ease of use, convenience, and education around their investing and trading and choices, and the combination of Schwab’s integrated brokerage, investing, and banking solutions with optionsXpress’ all-in-one account functionality around options, futures, and FX trading, we think is a winning package. And for the more active and sophisticated investor and trader, this combination will bring together the power of our broad capabilities, including our new StreetSmart Edge platform, and the easy-to-use yet highly powerful tools offered by optionsXpress. Whether active investors are interested in investing in equities mutual funds, ETFs, fixed income securities, or trading options, futures, or FX, Schwab will offer it all with a world class platform, education, and service. Although we don’t address it specifically on this slide, the 6,000 registered investment advisors we serve are increasingly using options to manage their clients’ risk, as well as optimize income. I think that options make up about 10% of the DARTs we generate serving independent investment advisors today.

So let me stop there, and, David, turn it over to you. Maybe you could share a little bit more with our audience about optionsXpress.

DAVID FISHER: Great. Thanks, Walt. First of all, both I and the rest of the optionsXpress team are extremely excited about this transaction and the opportunity that it offers. As many of you know, optionsXpress was launched in 2001, really with a mission to empower self-directed investors

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to use online option products and give them kind of the free analytical tools in a powerful yet easy-to-use platform and great live support from experienced traders that put these customers on a level playing field with the professional options investors that really dominated the industry at the time. And over the last 10 years, we’ve kind of grown that mission into a leading online broker, focused today not only on options, but on futures products, as well, and moving into foreign exchange.

At the end of 2010, we had almost 380,000 accounts, about $7.8 billion in client assets, and last year we averaged about 44,000 trades per day. And really after a choppy couple of years following the financial crisis in 2008, we’ve recently seen signs that the retail investor is starting to reengage, particularly with the derivative products that we focus on. Beginning in the back half of 2010 is when we first started seeing some of those signs, that there were customers engaging in higher levels with their online investing, and we’ve seen that momentum continue into the first quarter of 2011. We ended February with key metrics like option DARTs and margin balances at higher levels. Assets topped $8.1 billion at the end of February, 15% higher than a year ago, and almost 75% higher than during the lows during the Lehman crisis in late 2008. And further evidence of that reengagement comes from our February DARTs of over 38,000 for retail DARTs, 37% higher than February of last year. So that retail investor is starting to come back into their investing.

To serve that retail investor, we have developed three innovative platforms to provide different options for accessing the markets that really fit their individual needs and trading styles. We kind of call it ‘where they want and how they want.’

The majority of our customers use our award-winning web-based platform, which enables the trading of multiple products all in one account. So you can trade options, stocks, futures, bonds, ETFs, mutual funds, all in one account, one set of assets, one technology, with innovative features, like our new all-in-one trade ticket that enables customers to execute almost any type of trade from a single trade ticket, saving time by bringing all the key pieces of information and functionality to one screen.

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Our more active customers can customize the look and feel of their trading screens with Xtend, our downloadable platform that unites the flexibility of drag-and-drop and one-click trading with the power of optionsXpress’ trade execution capabilities.

And, finally, our customers can access their accounts from almost any mobile platform to trade through OX Mobile. And the great thing about these mobile platforms is they’re very powerful. They’re not just for quotes or checking your balances. They’re full-featured, with streaming functionality, allowing both futures and option trading, options spreads. We see our customers doing real trades through these platforms. They’re not just informational.

We also support our customers with a breadth of educational products geared to help them understand the use of these derivative products. We have comprehensive, free online content throughout our website. We also do over 450 webinars each year, and many in-person events around the country, where we can go out and really meet our customers one-on-one.

You know, we’ve really been fortunate that these efforts to serve the retail derivatives traders have been noticed. We’ve been consistently rated by top industry publications. Most recently, Barrons rated us 4 stars, and cited our new all-in-one trade ticket as a model for the industry in its ‘2011 Online Broker Review.’ This follows the comment by Kiplinger describing optionsXpress ‘as a Mecca for options buffs that scores high on costs,’ in its 2011 biannual ranking of ‘Best of the Online Brokers,’ and The Option Broker of the Year by the influential website, the Options Insider. All of these accolades are evidence that our technologies and services are resonating well with the retail investor, and we look forward to a bigger opportunity with the Schwab transaction.

Finally, as we turn to our financials, you can see how our focus on the retail derivative investor is reflected in our P&L. About two-thirds of our revenue are generated from commissions, which are driven primarily by retail derivative trades, and the remaining third of revenues come from areas like

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education and interest income. On a standalone basis, our first quarter, thus far, is on track to show solid sequential progress, and we see tremendous upside as trading activity and interest rates revert to pre-crisis levels.

Turning to the next slide, we see this as a terrific opportunity to bring our technology and trading expertise to a wider audience. Together with Schwab, we think we’re able to bring an unparalleled level of service and capabilities for active investors, including our expertise in equity and derivative trading; a product lineup that’s extremely broad spanning across mutual funds, ETFs, bonds, options, futures, and foreign exchange; a robust platform, including world class trading tools and analytics and educations; and, of course, we both share a relentless focus on meeting the current and emerging needs of all of our clients.

With that, I’ll turn it back over to Joe to go over some of the other numbers. Joe?

JOE: Great. Thanks, David. So based on David’s comments and you will see in metrics, we’re clearly acquiring some pretty active accounts here. But it’s important to note that not only are the optionsXpress clients active on average, but their trading is more concentrated in options activity, and as a result, also, as Walt indicated, our Retail options market share will increase significantly as a result of this transaction.

The majority of the financial impact we would expect on the revenue side to show up in trading revenue. But it’s important also to note that the acquisition will diversify our existing trading revenues away from equities and into the fast-growing derivatives area, including options and futures. Before we flip the page, I do want to note that these are just fourth quarter numbers put together. This is not reflecting any of the synergies that we expect to recognize as a result of the transaction.

So moving on to talk a little about those synergies, starting at the top of the page, we do expect the transaction to be accretive in the first full year, even reflecting the issuance of the shares from the transaction.

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As we move into the synergies, we expect about $80 million of fully phased-in synergies. About three-quarters of that are revenue synergies, and about a quarter are from expenses.

In the expense area, the synergies are recognized in three key areas: First, there will be a reduction of some expenses related to being a public company at optionsXpress. Second, we’ll see more effective development budgets. As both companies were working on investing and building similar capabilities, now we’ll be able to concentrate on building those capabilities once on the best platform. And then we also expect to see some rationalization of marketing budgets.

On the revenue side, one of the biggest synergies arises from moving the optionsXpress client cash out of their current bank sweep product over to the Schwab Bank product, where we’ve got substantial experience in completing similar migrations.

On top of that, we do expect to see additional options and futures trading by Schwab clients, who will be able to take advantage of optionsXpress’ advanced capabilities. And we’ll also be able to offer portfolio margining to Schwab clients. We do expect to pick up some share of wallet gains from the optionsXpress client, taking advantage of Schwab’s capabilities, as well.

Finally, inside of the synergy numbers, we’ve also factored in some modest dis-synergies related to pricing alignment, so bringing pricing and commissions into parity across the two platforms. And we’ve also factored in a modest amount of attrition. But because this isn’t a classic consolidation deal, where we expect to eliminate one of the platforms, we don’t expect to recognize a lot of attrition as we move forward. For the rest of the integration, we do expect to see charges of about $55 million of merger and restructuring-related expenses. And then, finally, we do view this as a management accretive transaction, as well, with David and other key members of his management team that have done such a great job building up optionsXpress staying on to help us recognize the value of the combined companies.

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So with that, I’ll turn it over to Walt to make a few final comments.

WALT: Thanks, again, Joe. I guess when I’m asked about our M&A strategy at Schwab I consistently answer the same way. We look for acquisitions that, first, make sense for our clients, acquisitions that fill in needs or gaps in our offering, and, of course, second, make sense for our shareholders by extending existing capabilities, improving our ability to retail our valuable clients, as well as increasing the monetization opportunity on our $1.6 trillion of client assets. Frankly, at its simplest, we look to do the type of acquisitions that are easy to understand and easy to explain, the type of acquisitions like this one that should have our clients and our shareholders both nodding their heads up and down and jointly agreeing, ‘This makes a lot of sense.’

I guess, Joe, that’s the end of the comments I have, and maybe we can turn it back to you, and we’ll do some Q&A with the audience.

JOE: Okay, so we’ll launch into Q&A here. Before we do, I’d just like to say let’s try to stick to the convention of one question and one follow-up, so everybody who has a question gets a chance to get it out and answered. And with that, I’ll ask the operator to let people know how to get into the queue to ask questions.

OPERATOR: At this time, if you would like to ask a question, please press star, following by the number 1 on your telephone keypad.

JOE: Okay, and while we wait for that to build, we do have a couple of questions that have also come in on the Web, so you can take advantage of that, and we’ll be dealing with those as they come in, as well.

I’ll jump in and get to one of those. The first question here is ‘Does Schwab need to raise any capital to finance this transaction?’ So as I indicated, this is a share exchange transaction, and the shares that will be issued in that exchange are 100% of what we expect to be doing in terms of capital raised to support the transaction. So no additional capital raise beyond the exchange of shares that we expect at close.

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Do we have any live questions queuing up at this point?

OPERATOR: Your first question is from Michael Carrier.

WALT: Good morning, Mike.

MICHAEL CARRIER: Thanks, guys. Hey, maybe the first question is just on the synergies. You know, it seems like on the expense side, you know, 25%, it seems like, you know, on the lower end, you know, of these types of transactions. Obviously, you know, optionsXpress, the platform, you know, is a, you know, an add, meaning it’s not just, you know, buying the accounts, so I can see that it would be on the lower end. It just seems like it’s still, you know, relatively conservative. So I guess, you know, when you look through, you know, the integration, if there are some areas where it could, you know, be higher than that, would it be on the… you know, on the marketing, on the public side? I just wanted to get, you know, some insight in terms of where it could be… you know, the upside be on the cost synergies. And then, also, just the timing of the realizing synergies.

JOE: Okay, I think I’ll take this one. If Walt and David want to jump in here, please feel free. You know, the expense synergies… I guess I should step back. We tend to be relatively conservative as we look at these numbers, as well as any other numbers that we share with the public. So I think to the extent that we are to put numbers out there, we have a very high degree of confidence in our ability to achieve them. As I think we’ve all said, this is not our classic consolidation transaction where we’re looking to eliminate platforms in the near-term, so the majority of those operating and servicing costs that go along with sustaining platforms will be expected to continue on for some period of time. So the synergies that we’ve identified on the expense side are really the things that we expect to see recognized relatively quickly. We could see additional synergies down the road, as some of the capabilities do merge, but we haven’t factored any of that into our thinking at this point.

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MICHAEL CARRIER: Okay, that’s helpful. And then just in terms of the approval process, what has, you know, take place in terms of votes, and then, you know, any disclosed, you know, breakup fee if, you know, get a competing bid?

JOE: Yeah, so there was… or that we do require both regulatory approvals, but they should be pretty standard regulatory approvals for a deal like this. And then we do have to get a shareholder vote for approval from the optionsXpress shareholders, but, again, we would expect that to be able move along in a pretty timely fashion. So that third quarter close, at this point, seems like a pretty reasonable number for us. We did in the press release we put out this morning, breakout the breakup fee. It’s a little north of $40 million, so to the extent that something does intercede in the transaction the breakup fee is structured in the transaction.

MICHAEL CARRIER: Okay, thanks, guys.

JOE: Okay, thank you.

OPERATOR: Your next question is from Rich Repetto.

RICH REPETTO: Yeah, good morning, guys.

WALT: Good morning, Rich.

RICH REPETTO: Yeah, I guess I’ll just do one question, and my questions is, you know, there’s been a lot of rumors, especially over the last couple years about optionsXpress, the sale of optionsXpress. If you would, if you go through the process of what actually changed now where the deal was consummated, certainly not at normalized or earnings levels on either company and… so, anyway, if you go through the process of what changed, what was the inflection point that caused the deal. And I’m told it was not auction process. And could you verify that?

WALT: Well, Rich, this is Walt. We certainly stay in communication with people across the industry, and I guess I wouldn’t want to over-rotate

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toward speculation over the last several years. We began conversations with Mr. Gray and David a number of months ago, and as we had those conversations, we’ve jointly agreed that there are tremendous strategic, as well as financial synergies. And so we try to make the decisions based on what the long-term benefits of the transaction are, as opposed to necessarily focusing exclusively on the short-term environment, the marketplace, and interest rate levels. So I guess that would be the best way to summarize the way we looked at the transaction, the way it unfolded.

With respect to the question about auction, I should probably defer that to David for his response.

DAVID: Yeah, I think, you know, much of what Walt said is how we viewed it from our side, too. We first started having discussions a number of months ago, and we were very intrigued with the potential here for a couple reasons. We feel very good with… well, we felt good about where our own business was heading. We also feel good about the direction of Schwab’s business and what we could bring to them in being an all-stock deal. That was very important. And certainly the value they put in not only our technology, but our entire team and what we offer here, and that we would be able to continue to bring that value to a larger organization. As has been discussed, this isn’t a deal that’s based primarily on expense synergies, and cutting people and cutting expenses. It’s built much more on the opportunity we can bring to our combined customer base. And we really felt that was not only a great thing for our team here, but our shareholders, as well.

RICH REPETTO: But could you comment… and this will be my last… was there a competitive process or not?

DAVID: As I think you heard, there was not an outright auction process. We viewed this as a unique opportunity, and this is the one we’ve been focused on.

RICH RAPETTO: Okay, thank you very much.

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OPERATOR: Your next question is from Sasha Misha.

SASHA MISHA: Hi, good morning. Thanks for taking my question. I just here because of the consolidation and the changes or announcements over the past month-and-change. How much of this announcement today is reflective of the NYX transaction that was announced about a month ago?

JOE: I don’t think it’s of material impact… we didn’t view that transaction as having a material impact on this one. As Walt and David indicated, our conversation started several months ago, and it’s continued to progress over a period of time. And that came during the middle of the conversations. It wasn’t a factor that led to the inception of those conversations in any way, shape, or form.

SASHA MISHA: Okay, just one follow-up, if you don’t mind. I just wanted to find out what specific regulatory approvals are required here, aside from shareholder vote?

JOE: There’s a number of them from all the major regulatory agencies. So we’ll be getting… we’re going to need approval from FINRA, from the CBOE… you know, there’s a list of agencies that regulate the two organizations. We also will need to get through the Hart Scott Rodino process, to get reviewed for antitrust consideration. So there’s a number of approvals that we need to get through, but, again, I think this is pretty standard process for this type of a transaction.

One other thing before we move on, I was going to… I had one additional comment to Rich Repetto’s previous question on how we view the fact that both of the companies are not at their current run rate related to what’s going on with interest rates. That is something that was a factor in terms of how we thought about the transaction, but in this case it was probably less of a material factor given that both companies are sensitive to rising interest rates, and both companies’ earnings currently are suffering from a relatively similar amount of depression from the low interest rate environment. I think if you look at the disclosures that the optionsXpress folks have previous made, along with the ones that we’ve made at Schwab, the Schwab side is

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probably a little bit more spring-loaded, but, clearly, if you looked at the two companies together, you had two companies that were both impacted by the ultra-low interest rate environment and both will benefit by the rising rates that we anticipate at some point in the future.

So is there another phone question out there?

OPERATOR: Your next question is from Patrick O’Shaughnessy.

PATRICK O’SHAUGHNESSY: Hey, good morning, guys?

JOE: Good morning, Patrick.

PATRICK O’SHAUGHNESSY: Can you talk about plans for some of the ancillary businesses that optionsXpress has acquired over the past few years, so Open E Cry, Optionetics, and then even the BrokersXpress business, having the RIAs basically be in-house owned by Charles Schwab going forward.

WALT: I think with respect to the Optionetics, the educational capabilities, we probably want to… we probably want to focus those efforts across a broader client base, maybe a bit more of an effort on educating existing clients, as opposed to some of the work around generating new prospects.

With respect to the BrokersXpress, it’s really early. We want to study that business. We know it’s had a meaningful level of growth, but we want to study that as we determine where it fits in within our business where we serve independent advisors, and many of them who are also licensed brokers. So it’s too early for us to probably comment on BrokersXpress, but it is an attractive, relatively small-sized business.

PATRICK O’SHAUGHNESSY: Great, thanks. And then my follow-up question: You guys recently spent a lot of time and effort developing the StreetSmart Edge platform. How do you look the optionsXpress online and then downloadable platform as being complementary to StreetSmart Edge?

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WALT: Well, again, I think what we want to do is we want to take advantage of extendible opportunities to leverage both platforms. You can certainly envision at some point down the line where we would want to bring the two together. But for right now each one has unique capabilities and services unique client sets, and we don’t have any anticipation of any short-term decision that would get in the way of the client usage of those platforms or slowdown their development.

PATRICK O’SHAUGHNESSY: Great, thanks.

JOE: You know, Walt, there’s a couple of questions here that I think we should probably get on the table from the Web. One looks like it might be a client inquiry. So, ‘Will the optionsXpress platform be kept, or do I need to learn a whole new platform?’ We should probably answer that one.

WALT: No, we don’t have any plans right now to do anything that would take away the optionsXpress platform. It’s, again, an award-winning, world class platform that is consistent with our strategy at Schwab to offer world class services and platforms to active investors. And so if you’re an existing optionsXpress client, I don’t think you have to worry about learning a whole new platform.

JOE: All right, and then we have a follow-on around commission levels, that ‘Schwab’s commissions are lower than optionsXpress for larger trades. Will optionsXpress customers be able to trade at lower commission levels to start?’

WALT: Well, as Joe indicated earlier, we have built into our financial modeling that shared with you this morning some negative synergies, and so at the appropriate point in time, we would expect to reconcile commissions, and in all probability that reconciliation will lead to bringing commissions to the lower of the two.

JOE: Okay, and then we’ve got a couple others here that are really related to timing. There’s one that’s asking, ‘When in the third quarter do we

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expect the transaction to close?’ And the only answer we can give to that right now is we obviously want to get the transaction closed as early as we can. So to the extent that we get all the appropriate approvals, we’ll be able to get it close early in the third quarter. If those happen to drag out for some reason, that will be the thing that pushes the close date a little bit further out. But I think we’re all targeting an early third quarter close at this point.

The other question… let’s see, ‘When… or what did we assume on the optionsXpress client assets that end up on the Schwab balance sheet in terms of spread?’ So the answer to that is our current spread level, that if you look at the spread on the current Schwab Bank product set, that’s what we anticipated as we put the financial model together, and that’s what’s embedded inside of the synergies. We didn’t factor in any rate increases, as much as we would like to see them happen, as we were modeling those synergies.

And then we got a couple on, ‘How long do we expect it to take to basically get fully phased-in synergies and to convert those clients over into Schwab Bank deposits?’ And the answer to that is we expect the revenue synergies to be pretty much phased-in fully at a run rate by the end of that first year. So there’s some process of integration that’s required to make it all work, but within that first-year period we expect to be recognizing on a full run rate basis those revenue synergies.

So, operator, are there any other live questions sitting out there?

OPERATOR: Your next question is from Howard Chen.

HOWARD CHEN: Hi, good morning, everyone. Congratulations on the deal. Can you hear me?

WALT: Yes.

HOWARD CHEN: Hey, Joe and Walt, in your prepared remarks you spoke about the diversification away from equities trading over into derivatives. Can you just refresh us on how, you know, the company’s trading breaks

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down by those major product buckets today, you know, what you expect that pro forma breakdown will be, and, you know, just some thoughts on just relative growth rates in your mind?

JOE: I don’t know that we’ve ever publicly broken our options trades or other trades away from equities. Trading commissions are a little bit less than 20% of our total trading revenues today. Roughly… let me go to my notes here… roughly half of that is related to equity commissions, and then roughly the other half is coming from other commissionable trades. And a large chunk of those other commissionable trades are options trades on the Schwab platform today. So to the extent that we are picking up a large base of options futures kinds of trades, we would expect to see the mix continue to shift in that direction.

The growth rate, I think you can look at the industry as a whole, I mean, obviously what’s been going on with trading volumes overall in the broader market. But beyond that, I think, we, like a lot of other folks are seeing continued growth at probably a little quicker pace than the equity markets overall in options trading. So we are optimistic as we look forward that that trend is going to continue, and we expect that we’ll be able to see maybe a little quicker revenue growth coming in with a broader array of derivative products that we’ll be able to offer to our Retail client base.

HOWARD CHEN: Great. Thanks, Joe. And then just a follow-up—I know you touched on this a little bit—but just could you provide any specifics on, you know, what you’re currently assuming for, you know, dis-synergies from the deal, pricing harmonization, and what’s kind of the current amount of any custom overlap you think you have between the two firms? Thanks.

JOE: Yeah, so a couple dis-synergies, you know, one of them Walt defined a little bit better—you know, we’ve got some points of pricing misalignment where we do expect to bring things like equity commissions into line in pretty short order. We do… we have factored in, I would say, a pretty modest amount of attrition, because, again, we’re largely anticipating keeping the two platforms up and running and shouldn’t have a material

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client impact. So we don’t expect to see a large attrition number like you would get when you’re doing a classic consolidation kind of transaction. So I’d say that’s a pretty modest number in terms of expectation.

HOWARD CHEN: Okay, and then just a quick one jumping in, a follow-up to that one, Joe, just any meaning differences in payment for order flow between the two companies?

JOE: Well, so as you know, Schwab doesn’t receive payment for order flow currently. That was… out the sale of the capital markets business, the contract was part of that sale several years ago and continues on through late 2012. So currently Schwab is not receiving payment for order flow. The optionsXpress people definitely do have payment for order flow as part of their revenue stream, and we’ll continue to manage that flow going forward.

HOWARD CHEN: Okay, thanks so much. Congrats, again.

OPERATOR: Your next question is from Mike Vinciquerra.

MIKE VINCIQUERRA: Thank you. Walt, directly for you on this one, if I may: You’ve answered this question, I’m sure, many times for others in the past, as well as myself, but we talked, say, last year about a deal such as this and your comment generally was that you didn’t see this as one that… this type of transaction one that you could really leverage, you didn’t see the ability to turn those… a smaller brokerage’s customers into a, say, a Schwab client, things like that. What, exactly, changed in your mind? Is it the success of the Ameritrade-TOS deal that kind of provided a roadmap in terms of taking one company’s technology and spreading it across a bigger platform? What… how did you think about it differently today than you did, say, a year ago?

WALT: Well, I have to acknowledge I don’t remember the exact quote that you attribute to me. I guess the way we tend to think about it, though, is that our active investor clients across our client base, as I indicated, are some of our most economically valuable clients, and they tend to buy more

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banking products, they tend to make larger investments, again, I indicated they’re some of our largest investors in OneSource Mutual Funds, and so meeting their needs if core to our strategy. And the opportunity with optionsXpress to provide them with a world class platform that’s both easy to use, as well as incredibly powerful, really just lets us jump the curve a little bit in terms of helping these highly valuable clients. And… so that type of transaction structured in that way would have made sense in the past, and we think makes sense now.

MIKE VINCIQUERRA: Okay, very good, thank you. And, David, I just want to ask you, as far as optionsXpress’ side, you know, why now? What about the environment made you think that today is the right time to kind of make the move to a larger organization, take your technology and people with you?

DAVID: You know, I don’t think the specific time was that much of a factor, as the opportunity. Again, the way this transaction is structured, our shareholders are receiving stock in Schwab, and they continue to have upside in the industry as rates rise and activity levels revert to, you know, kind of historic levels. It’s really… you know, we felt like we found the right partner. When we… you know, our conversations began several months ago, we started hearing their vision for the transaction, you know, about what we could do to leverage our technology, our services across a broader customer base, and really make a difference in the industry. It was that. It was the deal that made sense. The timing just happened to be now.

MIKE VINCIQUERRA: Good. Thanks, David.

JOE: We’ve got a couple of questions that have come in on the Web regarding, ‘Why did we do this as a stock deal instead of paying cash for the transaction?’ And the answer is pretty simple, it’s with the way the purchase accounting works, a cash sale would have been pretty dilutive to our leverage ratio. The stock deal allows us to maintain a leverage ratio that’s roughly in line with where we were before we consummate the transaction. And so that’s… you know, managing that ratio continues to be

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important in this environment, and that’s why we elected to do it as a stock deal, as opposed to a cash deal.

DAVID: Yeah, and I would also add from the optionsXpress side, receiving stock was important for us, as well. We do think there’s a lot of upside in the industry, and being able to participate in that upside we thought was important for our shareholders.

JOE: Operator, how about the phone call?

OPERATOR: Your next question is from Ben Patts.

BEN PATTS: Good morning, gentlemen. As it pertains to the stockholder agreement for the 22.9%, if there is a proposal from a third party, how is that condition treated? Does that have to vote alongside for… in the affirmative of the Schwab transaction, or can that voting agreement be amended such that it can vote for a superior proposal?

JOE: It’s committed to vote for the Schwab proposal, to the extent that that still is approved transaction by the optionsXpress Board of Directors.

BEN PATTS: Okay, so it votes along the lines of the Board of Directors.

JOE: Yes.

BEN PATTS: Right. And given… given it sounds like these discussions started a number of months ago, what was the thought processes into entering exclusive discussion versus a broader process?

JOE: David, I think that one is yours.

DAVID: Sure. There was no specific exclusivity of the discussions with Schwab. There’s no exclusivity agreement. We went down this path with Schwab, again, because we thought they were the right partner, we thought the deal made a lot of sense, we thought the price fairly values our existing business and the opportunity in the future, and we thought the transaction

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was unique in the partnership it created, and, therefore, did not decide to run a formal auction process.

BEN PATTS: So that decision wasn’t made because of a lack of interest over the number… the last number of years. It was more for a directional decision to proceed with Schwab?

DAVID: Yes.

BEN PATTS: Thank you. I appreciate it.

OPERATOR: Your next question is Niamh Alexander.

NIAMH ALEXANDER: Hi, thanks for taking my question. If I could direct it to David, as well, please? You know, help me understand the inter-sensitivity that both the stocks have, we kind of get, and I know you’re looking at it from a strategic perspective. But we also feel that optionsXpress, you know, your core kind of retail activity account is still kind of operating below capacity, and, you know, your earnings and kind of the potential return to shareholders is arguably more sensitive for optionsXpress than it would be for Schwab, because, you know, you’ve got different mix. So, you know, can you help me understand how you weighed that, David, or, you know, what did Schwab bring to you that you felt kind of offset maybe some of that upside for investors?

DAVID: Sure. It’s a good question. So I think there’s a couple things. One, we are both levered to upsides in interest rates and we are both levered to upsides in trading activity. optionsXpress is levered more to upsides in trading activities. Schwab is levered significantly more to upside in interest rates. And when we balanced all of that out, we did see substantial upside in Schwab stock over the long-term. Despite that upside, and, you know, some could argue given your views on interest rates and trading activities, maybe more upside than an optionsXpress stock, that take that stock plus being paid a premium to our current stock price made a great deal from an economic sense and then, again, from a strategic sense, you know, the concept that we’re going to keep a lot of our capabilities and our team in

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place, and continue to grow the business together really is what helped seal the deal.

NIAMH ALEXANDER: Thanks, David. And for my follow-up, I… you know, with respect to other approaches in the past, because, you know, from what we understand, you know, there has been interest over the years, you had mentioned a few times on the call the concept of keeping the business as is, keeping the platform, and I guess keeping the people. Is this maybe what made this a different approach versus some of the others that you might have, you know, visited over the last years?

DAVID: Well, no… look, first and foremost, you have to get, you know, the best deal for your shareholders. And that’s where we started off with in this transaction, that’s where our Board of Directors always needs to start off with. And that was first and foremost in our conversations, in… like I said, we spend a lot of time looking at the value in Schwab stock, looking at the potential leverage to rising interest rates, and rising activity levels, and saw that as a very attractive currency, which we were able to get, which we couldn’t get… you can’t get that currency from anybody else, and we got that currency with a premium to our existing stock price.

NIAMH ALEXANDER: Okay, thanks for taking the questions.

JOE: I’ve got one here from the Web, and, again, it actually speaks to the value of the transaction: ‘I recently moved an account from Schwab to optionsXpress because of the restrictions Schwab places on a client who wants to do options trading in their 401(k) or IRA. Do I need to be concerned about that restrictive policy now being placed on optionsXpress expect clients?’ Walt, do you want to take that one?

WALT: Well, it’s a little bit of a specific question for me to take, but I guess my response right now would be no. optionsXpress continues to be a separate company until we get a closing. And optionsXpress also has technology and capabilities that enable them to offer the type of service that this questioner is addressing, and it’s technology and capabilities that we don’t currently have at Schwab, which is, in all probability, the reason why

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we weren’t able to deliver it. So, actually, this is a very simple example of a technology that we will be able to port over to Schwab, and be able to offer this type of capability to existing Schwab clients, as well as those who have accounts at optionsXpress will continue to be able to take advantage of it.

JOE: Okay. So, operator, do we have another question on the phones?

OPERATOR: Your next question is from Faye Elliott.

JASON DODD: Hi, this is Jason Dodd filling in for Faye. Thanks for taking my question. The question I have is how do you think the optionsXpress clients, in terms of utilization of Schwab’s asset management platform, and, you know, what kind of revenue synergies have you guys placed on that?

WALT: Well, the clients at optionsXpress have for their options business appear to be fairly similar to the clients who trade options at Schwab, in that they’re reasonably affluent clients, and optionsXpress share of wallet is not particularly high with these more affluent clients. At the same time, I think we’ve taken a very modest approach to assuming that the combination of our two firms is going to lead a large number of those clients to move their other assets to Schwab and begin to take advantage of our broader capabilities. I think, although there is some opportunity there, again, it’s relatively modest. The much large opportunity is with existing Schwab clients who might have gone to a more options-oriented firm in the past and will now be able to get those capabilities through an integrated offering from us.

JASON DODD: Okay. So I guess there is upside if, I mean, the integration works well and you’re able to, you know, get some of those optionsXpress clients over to the fee-based platform, I guess, is that right?

WALT: Yes, there is upside, but we want to be clear that we’ve assumed it to be fairly modest.

JASON DODD: Got it. Okay, thanks. That’s very helpful.

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JOE: Okay, do we have another question on the phone?

OPERATOR: Your next question is from Brian Bedell.

BRIAN BEDELL: Hi, good morning, folks.

WALT: Good morning, Brian.

BRIAN BEDELL: Just a quick question on revenue synergies in terms of the phase-in of those, and maybe if you could just talk a little bit more qualitatively about how you plan to migrate Schwab clients to the optionsXpress platform when they’re trading options, and your plans for the rollout of optionsXpress’ education service to Schwab customers?

JOE: Do you want to take that one?

WALT: Sure. Brian, I mean, it is early in terms of communicating a detailed strategy for that. With respect to the second part of your question, there is a lot of demand from our clients with respect to education on derivative trading, and a lot of inquiries in options, as well as futures, and a reasonably rapidly growing interest in FX trading. So my assumption at this point is given the level of interest we’re seeing from our existing clients, we won’t have much difficulty filling up quite a number of educational programs, seminars, and opportunities for our client base.

The first half of your question, Brian, was what again?

BRIAN BEDELL: The phase-in of the revenue synergies, and to what degree Schwab clients that are trading options now will be… have the opportunity to be migrated to the optionsXpress platform?

WALT: Well, one of the things that I would imagine we’ll want to do fairly quickly is integrate access so that clients are able to, just as many of our clients have multiple accounts at Schwab, be able to look at integrated information, move money back and forth between accounts, be able to do a

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single log-in and get to their account information and trading capabilities on each of the platforms. That’s something that we’ll probably tackle fairly quickly.

In terms of longer-term, it’s just too early for us to speculate. But, again, I do want to emphasize the tremendous capabilities in the optionsXpress platform, and the ease of use combined with great power is something that we’ll be looking to leverage across our entire firm for all of our clients.

BRIAN BEDELL: And so some of that, obviously, will be taking place over the next year, but do you sense more of that revenue opportunity is post the first year of combined operations?

JOE: Well, since the numbers we communicated around synergies, we factored in the first year transition to a full run rate of that $80 million of synergy. So could we have more success down the road? Yeah, I think we certainly hope that we’re going to be able to.

BRIAN BEDELL: And then just lastly on the commission rate, I mean, if nothing changes in the environment how would you expect the deal to influence your fourth quarter average commission rate, given the mix of options, and of course the consolidation of the pricing, as you mentioned?

JOE: I haven’t specifically run the math, but given the mix of trades, my guess is that we would see our average commission per trade probably increase some. I think the options impact would end up being greater than the repricing on the equities piece of optionsXpress.

WALT: I think that’s right, yes.

BRIAN BEDELL: Great. Great. Thanks so much. Congrats, again.

WALT: Thank you.

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JOE: So we do have… we’ve got another question here from the Web: ‘Did Schwab consider other discount brokers?’ So, Walt, do you want to jump in and take a shot at that?

WALT: Well, again, as I indicated earlier, we stay carefully in tune with the entire industry at all times. In terms of M&A activity, the types of… the types of organizations that we show the most interest in are ones that bring capabilities to our client base that our clients are either asking for today or we anticipate that they will be asking for in the future. And that’s what this transaction is about. It’s about a wonderful company with world class platform, technology, and services in a space that some of our most economically valuable clients are asking for. And so when we… when we look at any M&A activity, that’s really… that’s really the primary driver.

JOE: So we’ve got another one here from the Web: ‘Would you comment on the role of FX and the product suite going forward?’

WALT: Well, FX is a growing area. We’ve talked about it and referenced it because of the work that optionsXpress has done there and because we were in process of doing some work around it on our own prior to this… prior to this announcement. I think we look at it, though, in a fairly… with measured caution, let’s say, with respect to FX. There’s a lot of change there. There could be regulatory adjustments. But we do know that we have clients who are very, very interested in it, and the fact that optionsXpress is a bit further down the road in terms of their development and offering of this type of service to investors is something that was attractive to us.

JOE: Okay, operator, do we have any other questions on the phone call?

OPERATOR: Your question is from Joel Jeffrey.

JOEL JEFFREY: Good morning, guys.

WALT: Good morning.

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JOEL JEFFREY: Just a quick question: I know you talked about having to get a series of approvals for this, but do you need any approvals from any of the bank regulators?

JOE: To the best of our knowledge, no, and we’ve informed our regulator and gotten a heads-up on that already. So, no, it’s just predominantly the broker-dealer side.

JOEL JEFFREY: Okay, and just a follow-up: Given that you’re going to sweep cash into the Bank from the some of the optionsXpress customers do you see any additional capital that needs to come from the holding company into the bank following that sweep?

JOE: Yes, to the extent that we are moving additional balances down, we’ll need to appropriately capitalize them at the Bank. Whether we actually have to move money down to do that or whether the Bank is generating enough excess capital at this point to be able to internally generate that will depend on the timing of the movement and how fast we’re able to get those balances over there, and whether we get them over in one lump or whether they move over in some period of time. But the Bank will stay appropriately capitalized at that 7-1/2% leverage ratio target as those balances move in.

JOEL JEFFREY: Great. Thanks for answering my questions.

JOE: I guess it’s sort of on the same point. We’ve got another question here on the… from the Web on, ‘How much of the 60 million in revenue synergies, approximately, is coming from the net interest income?’ So we haven’t specifically answered the question, but I would say is one of the material synergies that we expect to be able to recognize. It’s an important component of the revenue synergies, and also one that we have a very high level of confidence in our ability to deliver based on our experience with that same strategy that we’ve already utilized inside of Schwab.

Do we have any other questions on the phone?

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OPERATOR: Your next question is from Judy Delgado.

JUDY DELGADO: Yes, good morning, gentlemen. Most of our questions have been answered, thank you.

JOE: Okay, do you want to try the phone one more time?

OPERATOR: Your next question is from Matt Fisher.

MATT FISHER: Hey, guys.

WALT: Hey, Matt.

MATT FISHER: First, just back to the… what are your expectations in year one for Fed Funds, given the… you know, you mentioned the material revenue synergy?

JOE: Yeah, Matt, we haven’t sense any change in interest rates, so we basically just left rates flat, as we have in our existing internal plan.

MATT FISHER: Okay. And then just to turn back to education real quick, given that, you know, the combined company, the education platform in terms of the impact to revenue is relatively modest, does that remain a fee-based product or do you start to roll that in to part of the overall… you know, as a Schwab customer, this is part of our package?

WALT: I think it’s a little early for us to say. You’re right, though, Matt, that the revenue generated at optionsXpress for the fee-for-service education is fairly modest in the scheme of things. What we’ll do is we’ll make a rational decision based on the revenue that would be lost if we made it a bundled service relative to the revenue that would be generated by incremental client trading activity, and make the decision based, I’m sure, on those factors.

MATT FISHER: All right. And then one more, if I may, just regarding the all-in-one platform that optionsXpress has, I mean, it sounds like initially

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you’re running the platforms separately. But I guess just a little more detail, in terms of I’m a Schwab client, and I want to, you know, be able to trade all different types of products on one page, how do you combine those… I know it’s early days, but, you know, how do you kind of combine the platforms without drastically changing one or the other?

WALT: Well, again, I think, initially, what we’ll look to do is create integration around log-in, money movement, things like… things like that. In time, though, we’ll likely take a look at where the best of breed is and look to leverage that. We certainly think that in the areas where optionsXpress has unique capability, option futures and FX trading, most would say that they’re best in breed, and so we would expect that we would want that capability across the Schwab platform also. You know, whether we actually end up at some point bringing the two together, I just think it’s too early to speculate on that.

MATT FISHER: Okay, great. Thanks, and good luck on the acquisition.

WALT: Thank you.

JOE: We’ve got a question here on the Web about the dividend policy of both companies prior to the closing of the transaction. I don’t think we anticipate any change in dividend policies at either of the companies as a result of the transaction. We did see optionsXpress pay a large return to their shareholders back before the end of the year, but on a go-forward basis here, certainly through close, we’re expecting both companies to continue to maintain their existing dividend strategies and we’re not expecting anything out of the norm here as we move forward.

So I think we probably got time for one more question here from the phone, if we’ve got another one out there.

OPERATOR: You do have a follow-up from Patrick O’Shaughnessy.

PATRICK O’SHAUGHNESSY: Yeah, hey. So my follow-up question, Schwab… if you look at the history of M&A in the online brokerage space,

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Schwab hasn’t done any deals since I believe CyberTrader back in 2000. And in that time, Ameritrade and E*Trade kind of gobbled up a bunch of smaller brokers. Kind of what changed now that M&A in the online brokerage space is in Schwab’s strategic and financial interest that maybe wasn’t the case over the past 10 years?

WALT: Well, I wouldn’t categorize that M&A in the brokerage space wasn’t in our strategy over the last 10 years. Again, I think when we look at M&A, we look at capabilities. We look at what is it going to offer for the client? Is it going to enable us to further meet the needs of our existing clients or, I think David said, emerging needs of clients? And that’s what this transaction does. So we continue to look for that type of opportunity. We have for as long as I can recall looked for that type of opportunity. But I has to make sense from a client standpoint. We have to be adding value to our clients because we tend to believe philosophically at Schwab that when you add value for the client, you then end up adding value for the shareholder. So our philosophy is the same today as it was in the past, and I expect the same in the future, Patrick.

JOE: Okay. With that, thank you, everybody. And we appreciate your continued support for the company, and we’re looking forward to bringing these two companies together to great success down the road.

WALT: Thank you very much.

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